      As filed with the Securities and Exchange Commission on May 26, 2000

                                                   Registration No. 333-________

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ___________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ___________

                      TERAYON COMMUNICATION SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

            Delaware                                         3661                                 77-0328533
(State or other jurisdiction of                   (Primary Standard Industrial           (I.R.S. Employer Identification
incorporation or organization)                    Classification Code Number)                        Number)

                             2952 Bunker Hill Lane
                         Santa Clara, California  95054
                                 (408) 727-4400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Edward Lopez
                                General Counsel
                             2952 Bunker Hill Lane
                         Santa Clara, California  95054
                                 (408) 727-4400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ___________

                                   Copies to:


                                Karyn S. Tucker
                             Angelique C. Tremble
                               Rachel N. Halpren
                              Cooley Godward LLP
                        One Maritime Plaza, 20th Floor
                           San Francisco, CA  94111
                                (415) 693-2000

                                  ___________

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

================================================================================

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
     Title of Class of        Amount to be Registered    Proposed Maximum      Proposed Maximum       Amount of
Securities to be Registered                                  Offering             Aggregate        Registration Fee
                                                        Price per Share (1)   Offering Price (1)
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value          3,866,468 shares                $50.09375         $193,685,881             $51,134
 $0.001 per share
---------------------------------------------------------------------------------------------------------------------

   (1) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the common stock on the Nasdaq National Market on May 23, 2000.

___________

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8 (a), may determine.

                                Explanatory Note

   This Registration Statement contains a Prospectus relating to a public offering of an aggregate of 1,547,770 shares of common stock, $0.001 par value per share ("Common Stock"), of Terayon Communication Systems, Inc., a Delaware corporation, that are owned by former shareholders of ComBox Ltd., a company organized under the laws of the State of Israel (the "ComBox Offering"), together with separate Prospectus pages relating to concurrent offerings of (i) an aggregate of 377,380 shares of Common Stock that are owned by Internet Telecom, a company organized under the laws of the State of Israel, and certain individuals formerly employed and currently employed by the Company's wholly owned subsidiary Telegate Ltd. (the "Internet Telecom Offering"); (ii) an aggregate of 1,404,552 shares of Common Stock that are owned by Tyco Electronics Corporation, a company organized under the laws of the state of Pennsylvania and an indirect, wholly owned subsidiary of Tyco International Ltd. (the "Tyco Offering"); and (iii) an aggregate of 536,766 shares of Common Stock that are owned by former shareholders of Ultracom Communications Holdings (1995) Ltd., a company organized under the laws of the State of Israel (the "Ultracom Offering"). The complete Prospectus for the ComBox Offering follows immediately. After such Prospectus are the following alternate pages for the Internet Telecom Offering, the Tyco Offering and the Ultracom Offering: a front cover page; a "Selling Stockholders" section; and a back cover page. All other pages of the Prospectus for the ComBox Offering are to be used for the ComBox Offering, the Internet Telecom Offering, the Tyco Offering and the Ultracom Offering.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                                 (May 25, 2000)

                      TERAYON COMMUNICATION SYSTEMS, INC.

                                1,547,770 Shares

                                  Common Stock

The Selling Stockholders:  The selling stockholders identified in this prospectus are selling 1,547,770 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Offering Price:            The selling stockholders may sell the shares of
                           common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page
                           25.

Trading Market:            Our common stock is listed on the Nasdaq National
                           Market under the symbol "TERN." On May 23, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $44.75.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

   The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is ______________, 2000

   Terayon, TeraComm, TeraLink, TeraPro, TeraView, CherryPicker and the Terayon logo are our trademarks. This prospectus also includes trade dress, trade names and trademarks of other companies. Our use or display of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with the trademark or trade dress owners.

                               PROSPECTUS SUMMARY

   The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 for more information on our business and the risks involved in investing in our stock.

   In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934.
These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors" beginning on page 8 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our Annual Report and Quarterly Report contain a discussion of some of the factors that could contribute to those differences.

                                    Terayon

   Overview

   We develop, market and sell broadband access systems that enable cable operators and other providers of broadband access services to cost-effectively deploy reliable two-way broadband services over cable, copper wire and wireless systems. To date, our development and marketing efforts have focused primarily on cable operators. However, with some recent acquisitions of complimentary technology and businesses, we have also turned our attention to providers of broadband services using existing telephone, copper wire infrastructures and wireless systems.

   In recent years, the volume of bandwidth intensive data, voice and video traffic across the Internet, corporate intranets and other public networks has increased dramatically. International Data Corporation ("IDC") estimates that the number of Internet users will increase from approximately 69 million at the end of 1997 to approximately 320 million by the end of 2002. IDC also estimates that the number of home office households will increase from approximately 35 million at the end of 1997 to approximately 50 million by the end of 2002. Although various technologies have emerged to address the need for broadband access, the existing cable infrastructure currently provides the highest available two-way transmission speeds and "always-on" availability. In addition, the existing cable infrastructure currently passes more than 95% of homes in the U.S. and a large number of small businesses.

   Our first product was the TeraComm system, which is based on our patented Synchronous Code Division Multiple Access or "S-CDMA" technology. The TeraComm system is comprised of the TeraPro cable modem, the TeraLink 1000 Master Controller, the TeraLink Gateway and the TeraView Element Management and Provisioning software. Our patented S-CDMA technology enables reliable two-way broadband communications over both pure coaxial and hybrid fiber/coax cable infrastructures and is designed to enable cable operators to maximize the capacity and reliability of broadband services over any cable plant. Our technology maximizes the resistance to noise that interferes with data transmissions over previously unusable frequency spectrums and thereby allows cable operators to minimize time-consuming and costly cable plant upgrades, achieve reduced time to market and provide a wide range of service levels to residential and commercial end users. Cable operators using the TeraComm system can provide additional revenue-generating services to end users. This enables cable operators to compete effectively in the emerging market for broadband access services.

   We sell our products to cable operators through direct sales forces in North America, Latin America and Europe. We also distribute our products via distributors and systems integrators. Companies currently using or distributing the TeraComm system include Shaw Communications Inc., Rogers Communications Inc., TCA Cable TV, Inc., Cablevision Systems, Inc., and Crossbeam Networks Corporation, a wholly owned subsidiary of Sumitomo Corporation.

   The rapid evolution of broadband has resulted in cable television operators, providers of telephone services and other service providers seeking to provide a bundle of voice, data and video services to their residential and commercial subscribers over existing and new infrastructures. Consistent with our objective to be a leading provider of broadband access, through a series of recent acquisitions, we are building a complete portfolio of broadband products to support high speed delivery of voice, data and video services over cable, copper wire (DSL) and wireless.

   In September 1999, we acquired Imedia Corporation and its CherryPicker digital video management system. In November 1999, we acquired Radwiz Ltd., a provider of communication access systems based on high-speed Internet Protocol ("IP") routing, integrated with telephony, and in January 2000, we acquired Telegate Ltd., a developer and manufacturer of telephony and data access platforms that are deployed by service providers to deliver efficient carrier-class voice services over cable. In April 2000, we acquired the following companies: ComBox Ltd., an Israeli company that manufactures broadband data systems and satellite communications based on international standards; Internet Telecom Ltd., an Israeli company that is a supplier of PacketCable and other standards-based, voice-over-IP systems and technologies; Access Network Electronics, a division of Tyco Electronics Corporation, a producer of DSL (Digital Subscriber Line) systems that provide multiple phone lines on a single pair of cooper wires; and Ultracom Communications Holdings (1995) Ltd., an Israeli company that is a supplier of broadband systems-on-silicon.

   Our company was incorporated in California in January 1993 and reincorporated in Delaware in July 1998. References in this report to "Terayon," "we," "our" and "us" refer to Terayon Communication Systems, Inc. and its subsidiaries.

Recent Developments

Stock Split

          The Board of Directors approved a two-for-one stock split in February 2000, subject to stockholder approval of an increase to the authorized number of shares of the Company's common stock from 45,000,000 to 200,000,000. The increase to the authorized number of shares of common stock was subsequently approved by the stockholders in April 2000. The stock split was paid in the form of a stock dividend, declared by the Board of Directors in April 2000, to all stockholders of record on April 25, 2000, and was distributed on May 5, 2000. All share numbers reflect the two-for-one stock split.

Acquisitions

ComBox Ltd.

   On April 18, 2000, we acquired all of the outstanding shares of ComBox Ltd. in exchange for 1,547,770 shares of our common stock. We accounted for the acquisition as a purchase.

Internet Telecom Ltd.

   On April 18, 2000, we acquired, through our subsidiary Telegate Ltd., certain assets of Internet Telecom Ltd. in exchange for 377,380 shares of our common stock. We accounted for the acquisition as a purchase.

Tyco Electronics Corporation

   On April 22, 2000, we acquired certain assets and liabilities of the Access Network Electronics, a division of Tyco Electronics Corporation, in exchange for 1,404,552 shares of our common stock. We accounted for the acquisition as a purchase.

Ultracom Communications Holdings (1995) Ltd.

   On April 19, 2000, we acquired outstanding shares of Ultracom Communications Holdings (1995) Ltd. in exchange for 536,766 shares of our common stock. We accounted for the acquisition as a purchase.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We Have a Limited Operating History and a History of Losses.

   We have a limited operating history, and it is difficult to predict our future operating results. We began shipping products commercially in June 1997, and we have only been shipping products in volume since the first quarter of 1998. As of March 31, 2000, we had an accumulated deficit of $176.8 million.
We believe that we will continue to experience net losses for the foreseeable future. Most of our expenses are fixed in advance, and we generally are unable to reduce our expenses significantly in the short term to compensate for any unexpected delay or decrease in anticipated revenues. We expect to continue to increase expenses for the foreseeable future to support increased sales and marketing and technical support costs. Any significant delay in our anticipated revenues or commercialization of new products would harm our business. The revenue and profit potential of our business and our industry are unproven. We had negative gross margins from our inception until the fourth quarter of 1998, and any future revenue growth may not result in positive gross margins or operating profits in future periods.

Our Operating Results May Fluctuate.

   Our quarterly revenues are likely to fluctuate significantly in the future due to a number of factors, many of which are outside our control. Factors that could affect our revenues include the following:

 .  variations in the timing of orders and shipments of our products;

 .  variations in the size of the orders by our customers;

 .  new product introductions by competitors;

 .  delays in introducing new products;

 .  delays of orders forecasted by our customers;

 . delays by our customers in the completion of upgrades of cable infrastructure;

 .  variations in capital spending budgets of broadband access service providers;

 . adoption of industry standards and the inclusion in or compatibility of our technology with any such standards; and

 . delays in obtaining regulatory approval for commercial deployment of cable modem systems.

   Our expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as we begin development of new products and as our development programs move to wafer fabrication, which results in higher engineering expenses.

   We have a limited backlog of orders, and net sales for any future quarter are difficult to predict. Supply, manufacturing or testing constraints could result in delays in the delivery of our products. Any delay in the product deployment schedule of one or more of the providers of broadband access services that we target would have an adverse effect on our operating results for a particular period. In addition, due to the large dollar size of a typical transaction in comparison to our total revenues, any delay in the closing of a transaction could have a significant impact on our operating results for a particular period.

   A variety of factors affect our gross margin, including the following:

 .  the sales mix of our products;

 .  the volume of products manufactured;

 .  the type of distribution channel through which we sell our products;

 .  the average selling prices or "ASPs" of our products; and

 .  the effectiveness of our cost reduction measures.

   We anticipate that unit ASPs of our products will decline in the future.
This could cause a decrease in the gross margins for these products. In addition, the maturity of TeraComm system deployments affects our gross margin. New deployments of the TeraComm system involve the sale of headend equipment (which has higher margins) and generally involve smaller quantities of product. New deployments typically are sold at higher margins than the larger volume sales of product associated with more mature deployments of the TeraComm system. The sales mix of TeraLink 1000 Master Controllers, TeraLink Gateways and TeraPro cable modems also affects our gross margin. The TeraPro cable modems have significantly lower margins than the TeraLink 1000 Master Controller and TeraLink Gateway headend products. We expect to achieve only nominal margins on the TeraPro cable modems for the foreseeable future. Further, we expect that sales of TeraPro cable modems will continue to constitute a significant portion of our revenues for the foreseeable future.

   We also anticipate that our operating results will be impacted by sales, gross profit and operating expenses of acquired companies. The impact of these factors on our operating results will vary as we acquire additional companies.

We Are Dependent on a Small Number of Customers.

   Four customers accounted for approximately 64% of our revenues for the quarter ended March 31, 2000 and three customers accounted for approximately 63% of our revenues for the quarter ended March 31, 1999. We believe that a substantial majority of our revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, we believe that sales to these customers will be focused on a small number of projects.

   The cable industry is undergoing significant consolidation in North America and internationally, and a limited number of cable operators controls an increasing number of cable systems. As a result, our sales will be largely dependent upon product acceptance by the leading cable operators. Currently, ten cable operators in the United States own and operate facilities passing approximately 86% of total homes passed. Currently, the timing and size of each customer's order is critical to our operating results. Our major customers are likely to have significant negotiating leverage and may attempt to change the terms, including pricing, upon which we do business with them. These customers also may require longer payment terms than we anticipate, which could require us to raise additional capital to meet our working capital requirements. Our success will depend on our cable modems being widely deployed and our ability to sell to new customers.

Acquisitions Could Result In Dilution, Operating Difficulties and Other Harmful Consequences.

   We have acquired seven companies since September 1999: Imedia Corporation in September 1999; Radwiz Ltd. in November 1999; Telegate Ltd. in January 2000; the Access Network Electronics division (ANE) of Tyco Electronics Corporation in April 2000; ComBox Ltd. in April 2000; some assets of Internet Telecom Ltd. in April 2000; and Ultracom Communications Holdings (1995) Ltd. in April 2000. If appropriate opportunities present themselves, we intend to acquire additional businesses, technologies, services or products that we believe are strategic. The process of integrating any acquired business into our business and operations is risky and may create unforeseen operating difficulties and expenditures. The areas in which we may face difficulties include:

 . diversion of management time (both ours and that of the acquired companies) during the period of negotiation through closing and after closing from the ongoing development of our businesses, issues of integration and future products;

 . decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects or the direction of the business;

 . the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management, and the lack of control if this integration is delayed or not implemented; and

 . the need to implement controls, procedures and policies appropriate for a larger public group of companies that prior to acquisition had been smaller, private companies.

   We have very limited experience in managing this integration process. Moreover, the anticipated benefits of any or all of these completed or pending acquisitions may not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions also could require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, this financing may be dilutive.

The Sales Cycle for Our Products Is Lengthy.

   The sales cycle associated with our products typically is lengthy, often lasting six months to a year. Our customers typically conduct significant technical evaluations of competing technologies prior to the commitment of capital and other resources. In addition, purchasing decisions may be delayed because of our customers' internal budget approval procedures. Sales also generally are subject to customer trials, which typically last three months. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our operating results for that quarter could suffer.

There Are Many Risks Associated with Our Participation in the Establishment of Advanced Physical Layer Specifications to Be Added to DOCSIS.

   In November 1998, CableLabs selected us to co-author DOCSIS 1.2, an enhanced version of the DOCSIS cable modem specification based in part on our S-CDMA technology. In September 1999, CableLabs indicated that it intended to proceed with the advanced physical layer ("PHY") work on two parallel tracks: one for the development of a prototype based on our S-CDMA technology and one for the inclusion of Advanced TDMA technology, as proposed by other companies. In February 2000, CableLabs further clarified the status of the advanced PHY project regarding a separate release that will include TDMA technologies. In addition, CableLabs reiterated that it is continuing to work with us on the development of a DOCSIS specification that could include our S-CDMA technology. To that end, CableLabs has requested that we submit a prototype of a DOCSIS system that incorporates an S-CDMA advanced PHY capability for testing. CableLabs has stated that if the testing of this prototype reveals that the S-CDMA advanced PHY works as claimed (including proper backwards compatibility and coexistence with the other aspects of DOCSIS), and if the costs for adding S-CDMA to DOCSIS products are in line with estimates, then it is likely, but not certain, that S-CDMA advanced PHY capabilities will be included in a future version of the DOCSIS specification. The prototype we submit to CableLabs may fail to demonstrate the level of performance that CableLabs seeks; even if it does meet performance expectations there can be no guarantee that CableLabs will incorporate the technology into a future version of DOCSIS specifications. In addition, if CableLabs does proceed to include S-CDMA in a future DOCSIS specification, there can be no guarantee that the DOCSIS S-CDMA specification will be the same as the specification we incorporated in the prototype submitted for tests, which may require us to further develop our prototype.

   Our future revenues and operating results are likely to suffer if S-CDMA is not included in a future release of DOCSIS. We also may incur substantial additional research and development expenditures to adapt our specifications to the version adopted by CableLabs.

   CableLabs has not established a schedule for adding the S-CDMA capabilities to the DOCSIS specifications. Delays in the establishment of a final specification for S-CDMA in DOCSIS could harm our plans to sell DOCSIS compatible modems and headend equipment. In particular, if the final DOCSIS S-CDMA specification is not approved prior to the time when we are ready to ship DOCSIS products with S-CDMA features included, then we may be required to delay the introduction of those products until the DOCSIS S-CDMA specification is released or to introduce the S-CDMA features as proprietary enhancements to a standard DOCSIS product. Either one of these events could harm revenues and operating results.

   We have already given CableLabs assurances that we will contribute some aspects of our proprietary S-CDMA technology to a royalty-free intellectual property pool, if S-CDMA is included in a future version of DOCSIS specifications. This royalty-free pool has been established by CableLabs to facilitate the participation of as many vendors as possible in providing equipment that is compatible with the DOCSIS specifications. As a result, any of our competitors who join the DOCSIS intellectual property pool would have access to some aspects of our technology and would not be required to pay us any royalties or other compensation. If a competitor is able to duplicate the functionality and capabilities of our technology, we could lose some or all of the time-to-market advantage we might otherwise have, which could harm our future revenues and operating results.

   We believe the addition of advanced upstream PHY capabilities to DOCSIS will increase the overall market for DOCSIS-compatible products, and as such will result in increased competition in the cable modem market. This competition could come from existing competitors or from new competitors who enter the market as a result of the enhancements to the specifications. This increased competition is likely to result in lower ASPs of cable modem systems and could harm revenues and gross margins. Because our competitors will be able to incorporate some aspects of our technology into their products, our current customers may choose alternate suppliers or choose to purchase DOCSIS-compliant cable modems with advanced PHY capabilities from multiple suppliers. We may be unable to produce DOCSIS compliant cable modems with advanced PHY capabilities more quickly or at lower cost than our competitors. The inclusion of our S-CDMA technology in future DOCSIS specification could result in increased competition for the services of our existing employees who have experience with S-CDMA. The loss of these employees to one or more competitors could harm our business.

   DOCSIS standards have not yet been accepted in Europe and Asia. An alternate standard for cable modem systems, called the EuroModem standard, or DAVIC/DVB, has been formalized, and some European cable system operators have embraced it. We intend to develop and sell products that comply with the EuroModem standard and to pursue having portions of our S-CDMA technology included in a future version of the EuroModem standard. We may be unsuccessful in these efforts.

We Need to Develop New Products.

   Our future success will depend in part on our ability to develop, introduce and market new products in a timely manner. We also must respond to competitive pressures, evolving industry standards and technological advances. Our current S-CDMA products are not DOCSIS-compliant. We are currently developing a prototype of a DOCSIS system that incorporates an S-CDMA advanced PHY capability for testing and eventual inclusion in the DOCSIS standard. There is no guarantee that we will be successful in developing the prototype or that the prototype, if successfully developed, will be included in a future release of the DOCSIS standard. We anticipate that during 2000, existing or potential customers may delay purchases of our current cable modem system in order to purchase systems that comply with the DOCSIS standard. In addition, potential new customers could decide to purchase DOCSIS compliant products from one or more of our competitors rather than from us. As a result, our product sales in the second half of 2000 may be lower than we anticipate. In order to promote sales of our currents products we may be required to reduce our prices for sales to existing customers. This would harm our operating results and gross margin.

   As a result of the inclusion of TDMA technology in the new DOCSIS version announced by CableLabs in February 2000, we will have to incorporate advanced TDMA technology into our DOCSIS-compliant products. If we are unable to do this effectively, or in a timely manner, we will lose some or all of the time-to-market advantage we might otherwise have had.

   Our future success will also depend on our ability to develop and market DSL products for broadband applications. The market for DSL broadband applications is also subject to evolving standards, such as NEBS compliance in the North American market, and technological advances. There is no guarantee that we will be successful in developing products that are compliant with these standards or that we will be successful in keeping pace with future technological advances in this arena.

Average Selling Prices of Cable Equipment Typically Decrease.

   The cable equipment systems industry has been characterized by erosion of average selling prices. We expect this to continue. This erosion is due to a number of factors, including competition, rapid technological change and price performance enhancements. The average selling prices for our products may be lower than expected as a result of competitive pricing pressures, our promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments. We anticipate that ASPs and gross margins for our products will decrease over product life cycles. In addition, we believe that the widespread adoption of industry standards is likely to further erode ASPs, particularly for cable modems. It is likely that the widespread adoption of industry standards will result in increased retail distribution of cable modems, which could put further price pressure on our modems. Decreasing ASPs could result in decreased revenue even if the number of units sold increases.
As a result, we may experience substantial period-to-period fluctuations in future operating results due to ASP erosion. Therefore, we must continue to develop and introduce on a timely basis next-generation products with enhanced functionalities that can be sold at higher gross margins. Our failure to do this could cause our revenues and gross margin to decline.

We Must Achieve Cost Reductions.

   Certain of our competitors currently offer cable modems at prices lower than ours. Market acceptance of our products will depend in part on reductions in the unit cost of our products. We expect that as headend equipment becomes more widely deployed, the price of cable modems and other products will decline. In particular, we believe that the widespread adoption of industry standards such as DOCSIS will cause increased price competition for cable modems. However, we may be unable to reduce the cost of our modems sufficiently to enable us to compete with other cable modem suppliers. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures or lead to gross margin improvement.

   Some of our competitors are larger and manufacture products in significantly greater quantities than we intend to for the foreseeable future. Consequently, these competitors have more leverage in obtaining favorable pricing from suppliers and manufacturers. In order to remain competitive, we must significantly reduce the cost of manufacturing our cable modems through design and engineering changes. We may not be successful in redesigning our products. Even if we are successful, our redesign may be delayed or may contain significant errors and product defects. In addition, any redesign may not result in sufficient cost reductions to allow us to significantly reduce the list price of our products or improve our gross margin. Reductions in our manufacturing costs will require us to use more highly integrated components in future products and may require us to enter into high volume or long-term purchase or manufacturing agreements. Volume purchase or manufacturing agreements may not be available on acceptable terms. We could incur expenses without related revenues if we enter into a high volume or long-term purchase or manufacturing agreement and then decide that we cannot use the products or services offered by such agreement.

We Must Keep Pace with Rapid Technological Change to Remain Competitive.

   The markets for our products are characterized by rapid technological change, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. Our future success will depend upon our ability to enhance our existing products and to develop and introduce new products that achieve market acceptance. Providers of broadband access services may adopt alternative technologies or they may deploy alternative services that are incompatible with our products.

   The demand for broadband access services has resulted in the development of several competing modulation technologies. Our products utilize a modulation technology known as Synchronous Code Division Multiple Access or "S-CDMA," while several of our competitors utilize modulation technologies known as Time Division Multiple Access or "TDMA" and Frequency Division Multiple Access or "FDMA." Our headend equipment and cable modem products currently are not interoperable with the headend equipment and modems of other suppliers of broadband access products. As a result, potential customers who wish to purchase broadband access products from multiple suppliers may be reluctant to purchase our products. Although our technology may be incorporated into a future version of a DOCSIS specification or another industry standard, we cannot be certain that major cable operators will adopt these standards. Major cable operators may not adopt products or technologies based on our current proprietary S-CDMA technology or on any future industry standard S-CDMA technology. Further, major cable operators may adopt products or standards technologies based on competing modulation technologies. If competitors using other modulation technologies can incorporate functionality and capabilities currently found in S-CDMA, the value of our S-CDMA technology would be diminished.

Broadband Access Services Have Not Achieved Widespread Market Acceptance and Many Competing Technologies Exist.

   Our success will depend upon the widespread commercial acceptance of broadband access services by service providers and end users of broadband access services. The market for these services is not fully developed. We cannot accurately predict the future growth rate or the ultimate size of the market for broadband access services. Potential users of our products may have concerns regarding the security, reliability, cost, ease of installation and use and capability of cable modems in general.

   The market for our products may be impacted by the development of other technologies that enable the provisioning of broadband access services and the deployment of services over other media. Widespread acceptance of other technologies or deployment of services over media not supported by our products could materially limit acceptance of our broadband access systems. Broadband access services based on our products and technology may fail to gain widespread commercial acceptance by providers of broadband access services and end users. In addition, we only recently began to offer products based on alternate technologies such as DSL. We may not be successful in marketing and selling these products.

We Need to Develop Additional Distribution Channels.

   We presently market our TeraComm system to cable operators and systems integrators. We believe that much of the North American cable modem market may shift to a retail distribution model. Accordingly, we may need to redirect our future marketing efforts to sell our cable modems directly to retail distributors and end users. This shift would require us to establish new distribution channels for our products. We may be unable to establish these additional distribution channels. If we do establish them, we may be unable to hire the additional personnel necessary to foster and enhance such distribution channels. In addition, if the cable modem market shifts to a retail distribution model, we may not successfully establish a retail distribution presence. To the extent that large consumer electronics companies enter the cable modem market, their well-established retail distribution capabilities would provide them with a significant competitive advantage

We May Be Unable to Market Effectively to Broadband Access Service Providers.

   Our growth and future success will be substantially dependent upon our ability to convince providers of broadband access services to adopt our technologies, purchase our products and effectively market our products to end users. Our potential customers are likely to prefer purchasing products from established manufacturing companies that can demonstrate the capability to supply large volumes of products on short notice. In addition, many of our potential customers may be reluctant to adopt technologies that have not gained acceptance among other providers of similar services. This reluctance could result in lengthy product testing and acceptance cycles for our products. Consequently, the impediments to our initial sales may be even greater than those to later sales.

   No established distribution network in the cable modem industry exists that would provide us with easy access to smaller or geographically diverse cable operators. Therefore, our initial sales to larger, more established cable operators are critical to our business. Although we intend to establish strategic relationships with leading distributors worldwide, we may not succeed in establishing these relationships. Even if we do establish these relationships, the distributors may not succeed in marketing our products to cable operators. Some of our competitors have already established relationships with certain cable operators, such as Motorola, Inc.'s relationships with Tele-Communications, Inc. or "TCI," Time Warner Cable, Comcast Corporation and Cox Communications, Inc. These established relationships may further limit our ability to sell products to those cable operators. We do not have long, well-established relationships with those cable operators. If we were to sell our products to those cable operators, it would likely not be based on long-term contracts and those customers would be able to terminate their relationships with us at any time. In addition, one or more of our current customers could cancel its relationship with us at any time.

   We have recently begun marketing and selling our products to providers of DSL broadband services and thus we have very limited experience. We do not have long, well-established relationships with these telephony providers and we may not be successful in establishing these relationships.

We Are Dependent on Cable Operators and Other Service Providers.

   We depend on cable operators to purchase our cable modem systems and to provide our cable modems to end users. Cable operators have a limited amount of available bandwidth over which they can offer robust data services, and they may not choose to provide these data services to their customers. If cable operators choose to provide these services, we also will depend upon them to market these services to cable customers, to install our equipment and to provide support to end users. In addition, we will be highly dependent on cable operators to continue to maintain their cable infrastructure in a manner that allows us to provide consistently high performance and reliable services. Our success also will depend upon the acceptance of our products by other providers of services to the cable industry, such as Excite@ Home's @Home Network and Road Runner, a joint venture between MediaOne Group, Inc. and Time Warner Cable.

We Are Dependent on the Cable Industry to Upgrade to Two-Way Cable
Infrastructure.

   Demand for our products will depend to a significant degree upon the magnitude and timing of capital spending by cable operators for implementation of access systems for data transmission over cable networks. This involves the enabling of two-way transmission over existing coaxial cable networks and the eventual upgrade to HFC in areas of higher penetration of data services. If cable operators fail to complete these upgrades of their cable infrastructures in a timely and satisfactory manner, the market for our products could be limited. In addition, few businesses in the United States currently have cable access. Cable operators may not choose to upgrade existing residential cable systems or to install new cable systems to serve business locations.

   The success and future growth of our business will be subject to economic and other factors affecting the cable television industry generally, particularly its ability to finance substantial capital expenditures. Capital spending levels in the cable industry in the United States have fluctuated significantly in the past, and we believe that such fluctuations will occur in the future.
The capital spending patterns of cable operators are dependent on a variety of factors, including the following:

 .  the availability of financing;

 . cable operators' annual budget cycles, as well as the typical reduction in upgrade projects during the winter months;

 . the status of federal, local and foreign government regulation and deregulation of the telecommunications industry;

 .  overall demand for cable services;

 . competitive pressures (including the availability of alternative data transmission and access technologies);

 .  discretionary consumer spending patterns; and

 .  general economic conditions.

   In recent periods, the United States cable market has been characterized by the acquisition of smaller and independent cable operators by large cable operators. We cannot predict the effect, if any, that consolidation in the United States cable industry will have on overall capital spending patterns by cable operators. The effect on our business of further industry consolidation also is uncertain.

We Are Dependent on Contract Manufacturers.

   We depend heavily upon the manufacturing capabilities of our contract manufacturers. The emerging nature of the cable modem market makes it difficult for us to accurately forecast demand for our products. Our inability to accurately forecast the actual demand for our products could result in supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products or the loss of existing or potential customers, either of which could negatively impact our business, operating results or financial condition. In addition, we had unconditional purchase obligations of approximately $125.7 million as of March 31, 2000, primarily to purchase minimum quantities of materials and components used to manufacture our products. We must fulfill these obligations even if demand for our products is lower than we anticipate.

We Are Dependent on Key Suppliers.

   We manufacture all of our products using components or subassemblies procured from third-party suppliers. Some of these components are available from a single source and others are available from limited sources. All of our sales are from products containing one or more components that are available only from single supply sources. In addition, some of the components are custom parts produced to our specifications. For example, we currently rely on Philips Semiconductors, Inc. to supply a custom ASIC that is used in our products. Other components, such as the radio frequency tuner and some surface acoustic wave filters, are procured from sole source suppliers. Any interruption in the operations of vendors of sole source parts could adversely affect our ability to meet our scheduled product deliveries to customers. Delays in key component or product deliveries may occur due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such suppliers or a limitation in component product availability. We are dependent on semiconductor manufacturers and are affected by worldwide conditions in the semiconductor market. If we are unable to obtain a sufficient supply of components from our current sources, we could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships. Further, a significant increase in the price of one or more of these components could harm our gross margin or operating results.

   Due to increasing demand for electronic and communications equipment, the worldwide market for component parts is currently constrained. Due to the current market conditions, we may be unable to obtain a sufficient supply of component parts necessary to manufacture products to meet the current or future demand of our customers. If we are unable to satisfy our customers demand, our relationships with our customers may be damaged and our customers could decide to purchase product from our competitors. Inability to meet demand or a decision by one or more of our customers to purchase from our competitors could harm our operating results.

We Must Transition to New Semiconductor Process Technologies.

   Our future success will depend in part upon our ability to develop products that utilize new semiconductor process technologies. These technologies change rapidly and require us to spend significant amounts on research and development. We continuously evaluate the benefits of redesigning our integrated circuits using smaller geometry process technologies to improve performance and reduce costs. The transition of our products to integrated circuits with increasingly smaller geometries will be important to our competitive position. Other companies have experienced difficulty in migrating to new semiconductor processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. Moreover, we depend on our relationship with our third-party manufacturers to migrate to smaller geometry processes successfully. We may be unable to migrate to new semiconductor process technologies successfully or on a timely basis.

We Are Dependent on Contract Manufacturers to Assemble and Test Our Products.

   Most of our products are assembled and tested by contract manufacturers using testing equipment that we provide. As a result of our dependence on these contract manufacturers for assembly and testing of our products, we do not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products. In addition, as manufacturing volume increases, we will need to procure and assemble additional testing equipment and provide it to our contract manufacturers. The production and assembly of testing equipment typically requires significant time. We could experience significant delays in the shipment of our products if we are unable to provide this testing equipment to our contract manufacturers in a timely manner.

There Are Many Risks Associated with International Operations.

   Sales to customers outside of the United States accounted for approximately 84% of our revenues in 1999 and approximately 74% of our revenues in 1998. We expect sales to customers outside of the United States to continue to represent a significant percentage of our revenues for the foreseeable future. International sales are subject to a number of risks, including the following:

 .    changes in foreign government regulations and communications standards;

 .    export license requirements, tariffs and taxes;

 .    other trade barriers;

 .    difficulty in collecting accounts receivable;

 .    difficulty in managing foreign operations; and

 .    political and economic instability.

     If our customers are impacted by currency devaluations or general economic crises, such as the recent economic crisis affecting many Asian and Latin American economies, their ability to purchase our products could be significantly reduced. Payment cycles for international customers typically are longer than those for customers in the United States. Foreign markets for our products may develop more slowly than currently anticipated. Foreign countries may decide not to construct cable infrastructure or may prohibit, terminate or delay the construction of new cable plants for a variety of reasons. These reasons include environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment. Any action like this by foreign countries would reduce the market for our products.

     We anticipate that our foreign sales generally will be invoiced in U.S. dollars, and we currently do not plan to engage in foreign currency hedging transactions. However, as we commence and expand our international operations, we may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. We may choose to limit our exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. No currency hedging strategy can fully protect against exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to those foreign customers could result in decreased sales.

We May Be Unable to Provide Adequate Customer Support.

     Our ability to achieve our planned sales growth and retain current and future customers will depend in part upon the quality of our customer support operations. Our customers generally require significant support and training with respect to our broadband access systems, particularly in the initial deployment and implementation stage. To date our sales have been concentrated in a small number of customers. We have limited experience with widespread deployment of our products to a diverse customer base. We may not have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. Our inability to provide sufficient support to our customers could delay or prevent the successful deployment of our products. In addition, our failure to provide adequate support could harm our reputation and relationship with our customers and could prevent us from gaining new customers.

Our Industry is Highly Competitive with Many Established Competitors.

     The market for broadband access systems is extremely competitive and is characterized by rapid technological change. Our direct competitors in the cable access systems arena include Cisco Systems, Com21, General Instrument, Matsushita Electric Industrial (which markets products under the brand name "Panasonic"), Motorola, Nortel Networks, Phasecom, Thomson Consumer Electronics (which markets products under the brand name "RCA"), Samsung, Scientific-Atlanta, Sony, 3Com, Toshiba and Zenith Electronics. We also compete with companies that develop integrated circuits for broadband access products, such as Broadcom. We also sell products that compete with existing data access and transmission systems utilizing the telecommunications networks, such as those of 3Com. Additionally, our controller and headend system products face intense competition from well-established companies such as Cisco, Nortel and 3Com. In addition, we compete with companies in the DSL arena such as ECI, Charles Industries, Pairgain, Copper Mountain, Accelerated Networks, Integral Access and Vina Technologies. As standards, such as DOCSIS, are developed for broadband access systems, other companies may enter the broadband access systems market. The principal competitive factors in our market include the following:

*    product performance, features and reliability;

 .    price;

 .    size and stability of operations;

 .    breadth of product line;

 .    sales and distribution capability;

 .    technical support and service;

 .    relationships with providers of broadband access services; and

 .    compliance with industry standards.

     Some of these factors are outside of our control. The existing conditions in the broadband access market could change rapidly and significantly as a result of technological changes. The development and market acceptance of alternative technologies could decrease the demand for our products or render them obsolete. Our competitors may introduce broadband access products that are less costly, provide superior performance or achieve greater market acceptance than our products.

     Many of our current and potential competitors have significantly greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than we do. The anticipated widespread adoption of DOCSIS is likely to cause increased price competition in the North American market. The adoption of DOCSIS also could result in lower sales of our headend products in the North American market. Any increased price competition or reduction in sales of our headend products would result in downward pressure on our gross margin. We cannot accurately predict how the competitive pressures that we face will affect our business.

Our Business Is Dependent on the Internet and the Development of the Internet Infrastructure.

     Our success will depend in large part on increased use of the Internet to increase the need for high speed broadband access networks. Critical issues concerning the commercial use of the Internet remain largely unresolved and are likely to affect the development of the market for our products. These issues include security, reliability, cost, ease of access and quality of service. Our success also will depend on the growth of the use of the Internet by businesses, particularly for applications that utilize multimedia content and thus require high bandwidth. The recent growth in the use of the Internet has caused frequent periods of performance degradation. This has required the upgrade of routers, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of our products. Potentially increased performance provided by our products and the products of others ultimately is limited by and reliant upon the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for our products will depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Our Failure to Manage Growth Could Adversely Affect Us.

     The growth of our business has placed, and is expected to continue to place, a significant strain on our limited personnel, management and other resources. Our management, personnel, systems, procedures and controls may be inadequate to support our existing and future operations. To manage any future growth effectively, we will need to attract, train, motivate, manage and retain employees successfully, to integrate new employees into our overall operations and to continue to improve our operational, financial and management systems.

We Are Dependent on Key Personnel.

     Due to the specialized nature of our business, we are highly dependent on the continued service of, and on the ability to attract and retain qualified engineering, sales, marketing and senior management personnel. The competition for personnel is intense. The loss of any of these persons, particularly our Chairman, President and

Chief Technical Officer, Shlomo Rakib, and our Chief Executive Officer, Zaki Rakib, would harm our business. In addition, if we are unable to hire additional qualified personnel as needed, we may be unable to adequately manage and complete our existing sales commitments and to bid for and execute additional sales. Further, we must train and manage our growing employee base, which is likely to require increased levels of responsibility for both existing and new management personnel. Our current management personnel and systems may be inadequate, and we may fail to assimilate new employees successfully.

     Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in both data networking and radio frequency design, are in high demand. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. We do not have "key person" insurance coverage for the loss of any of our employees. Any officer or employee of our company can terminate his or her relationship with us at any time. Our employees generally are not bound by non-competition agreements with us.

Our Business Is Subject to the Risks of Product Returns, Product Liability and Product Defects.

     Products as complex as ours frequently contain undetected errors or failures, especially when first introduced or when new versions are released. Despite testing, errors may occur. The occurrence of errors could result in product returns and other losses to our company or our customers. This occurrence also could result in the loss of or delay in market acceptance of our products. Due to the recent introduction of our products, we have limited experience with the problems that could arise with this generation of products. Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in our purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. We have not experienced any product liability claims to date, but the sale and support of our products entails the risk of such claims. In addition, any failure by our products to properly perform could result in claims against us by our customers. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and management time and resources.

We May Be Unable to Adequately Protect or Enforce Our Intellectual Property Rights.

     We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our products. Our pending patent applications may not be granted. Even if they are granted, the claims covered by the patents may be reduced from those included in our applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be broad enough to prevent third parties from developing equivalent technologies or products without taking a license from us. We have entered into confidentiality and invention assignment agreements with our employees, and we enter into non-disclosure agreements with some of our suppliers, distributors and appropriate customers so as to limit access to and disclosure of our proprietary information. These statutory and contractual arrangements may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of some foreign countries might not protect our products or intellectual property rights to the same extent as do the laws of the United States. Protection of our intellectual property might not be available in every country in which our products might be manufactured, marketed or sold.

     In November 1998, CableLabs selected us to co-author DOCSIS 1.2, an enhanced version of the DOCSIS cable modem specification based in part on our S-CDMA technology. In September 1999, CableLabs indicated that it intended to proceed with the advanced PHY work on two parallel tracks: one for the development of a prototype based on our S-CDMA technology and one for the inclusion of Advanced TDMA technology, as proposed by other companies. In February 2000, CableLabs further clarified the status of the advanced PHY project regarding a separate release that will include TDMA technologies. In addition, CableLabs reiterated that it is continuing to work with us on the development of a DOCSIS specification that could include our S-CDMA technology. To that end, we have indicated to CableLabs that we would contribute some aspects of our S-CDMA technology to the DOCSIS intellectual property pool if and when a DOCSIS specification is approved that includes our S-CDMA technology.

     We would contribute our technology pursuant to a license agreement with CableLabs that we would execute at that time, and which contains the terms that CableLabs has established for the inclusion of any intellectual property from any source in the DOCSIS specifications. Under the terms of the proposed license agreement, we would grant to CableLabs a royalty-free license for those aspects of our S-CDMA technology that are essential for compliance with the DOCSIS cable modem standard. So-called "implementation know how" is not covered by this license-only those aspects of the technology that are essential to implementing a compliant product. CableLabs would have the right to extend royalty-free sublicenses to companies that wish to build DOCSIS-compatible products. These sublicenses would allow participating companies to utilize and incorporate the essential portions of the S-CDMA technology on a royalty-free basis for the limited use of making and selling products or systems that comply with the DOCSIS cable modem specification. Terayon has already joined the DOCSIS intellectual property pool and, as a result, we have a royalty-free sublicense that allows us to ship DOCSIS-compatible products which contain intellectual property submitted by other companies. The scope of this license would not extend to the use of the S-CDMA technology in other areas; only for products that comply with the DOCSIS specifications. As a result, any of our competitors who join or have joined the DOCSIS intellectual property pool will have access to some aspects of our technology without being required to pay us any royalties or other compensation. If and when we submit S-CDMA to the DOCSIS Intellectual Property pool, we are in no way restricted from entering into royalty-bearing license agreements with companies that wish to use the S-CDMA technology for purposes other than implementing DOCSIS compatible products, or that do not wish to enter into the DOCSIS intellectual property pool. Further, some of our competitors have been successful in reverse engineering the technology of other companies, and the inclusion of S-CDMA in a future DOCSIS specification would expose some aspects of our technology to those competitors. DOCSIS specifications are available on an open basis once they are approved, not only to companies that are members of the DOCSIS IP Pool. If a competitor is able to duplicate the functionality and capabilities of our technology, we could lose all or some of the time-to-market advantage we might otherwise have. Under the terms of the proposed license agreement, if we sue certain parties to the proposed license agreement on claims of infringement of any copyright or patent right or misappropriation of any trade secret, those parties may terminate our license to the patents or copyrights they contributed to the DOCSIS intellectual property pool. If a termination like this were to occur, we would continue to have access to some aspects of the DOCSIS intellectual property pool, but we would not be able to develop products that fully comply with the DOCSIS cable modem specification. Also, even if we were to be removed from the IP pool, we would not be prevented from developing and selling products that fully comply with the DOCSIS specifications, but we would not be able to do this with the benefit of a royalty-free license, which would increase the cost of our products, assuming we were able to obtain a license agreement for the required technology. Because of these terms, we may find it difficult to enforce our intellectual property rights against certain companies, even in areas that are not directly related to DOCSIS specifications and products.

     We anticipate that developers of cable modems increasingly will be subject to infringement claims as the number of products and competitors in our industry segment grows. We have received letters from two individuals claiming that our technology infringes patents held by these individuals. We have reviewed the allegations made by these individuals and, after consulting with our patent counsel, we do not believe that our technology infringes any valid claim of these individuals' patents. If the issues are submitted to a court, the court could find that our products infringe these patents. In addition, these individuals may continue to assert infringement. If we are found to have infringed these individuals' patents, we could be subject to substantial damages and/or an injunction preventing us from conducting our business. In addition, other third parties may assert infringement claims against us in the future. An infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us or at all. Litigation also may be necessary to enforce our intellectual property rights.

     We pursue the registration of our trademarks in the United States and have applications pending to register several of our trademarks. However, the laws of certain foreign countries might not protect our products or intellectual property rights to the same extent as the laws of the United States. This means that effective trademark, copyright, trade secret and patent protection might not be available in every country in which our products might be manufactured, marketed or sold.

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

Our Business Is Subject to Communications Industry Regulations.

     Our business and our customers are subject to varying degrees of federal, state and local regulation. The jurisdiction of the Federal Communications Commission extends to the communications industry, including our broadband access products. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. Although FCC regulations and other governmental regulations have not materially restricted our operations to date, future regulations applicable to our business or our customers could be adopted by the FCC or other regulatory bodies. For example, FCC regulatory policies affecting the availability of cable services and other terms on which cable companies conduct their business may impede our penetration of certain markets. In addition, regulation of cable television rates may affect the speed at which cable operators upgrade their cable infrastructures to two-way HFC. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services. This process generally involves extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers.

     If other countries begin to regulate the cable modem industry more heavily or introduce standards or specifications with which our products do not comply, we will be unable to offer products in those countries until our products comply with those standards or specifications. In addition, we may have to incur substantial costs to comply with those standards or specifications. For instance, should the DAVIC standards for ATM-based digital video be established internationally, we will need to conform our cable modems to compete. Further, many countries do not have regulations for installation of cable modem systems or for upgrading existing cable network systems to accommodate our products. Whether we currently operate in a country without these regulations or enter into the market in a country these regulations do not exist, new regulations could be proposed at any time. The imposition of regulations like this could place limitations on a country's cable operators' ability to upgrade to support our products. Cable operators in these countries may not be able to comply with these regulations, and compliance with these regulations may require a long, costly process. For example, we experienced delays in product shipments to a customer in Brazil due to delays in certain regulatory approvals in Brazil. Similar delays could occur in other countries in which we market or plan to market our products. In addition, our customers in certain parts of Asia, such as Japan, are required to obtain licenses prior to selling our products, and delays in obtaining required licenses could harm our ability to sell products to these customers.

Our Business Is Subject to Other Regulatory Approvals and Certifications.

     In the United States, in addition to complying with FCC regulations, our products are required to meet certain safety requirements. For example, we are required to have our products certified by Underwriters Laboratory in order to meet federal requirements relating to electrical appliances to be used inside the home. Outside the United States, our products are subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements are likely to vary widely. We may be unable to obtain on a timely basis or at all the regulatory approvals that may be required for the manufacture, marketing and sale of our products. In addition to regulatory compliance, some cable industry participants may require certification of compatibility.

Risk of Earthquakes and or Other Natural Disasters.

     The facility housing our corporate headquarters, the majority of our research and development activities and our in-house manufacturing operations are located in an area of California known for seismic activities. In addition, the operations of some of our key suppliers are also located in this area and in other areas know for seismic activity, such as Taiwan. An earthquake, or other significant natural disaster, could result in an interruption in our business or that of one or more of our key suppliers. Such an interruption could harm our operating results.

Our Stock Price Has Been and Is Likely to Continue to Be Volatile.

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

*    Actual or anticipated variations in quarterly operating results;

*    Announcements of technological innovations;

*    New products or services offered by us or our competitors;

*    Changes in financial estimates by securities analysts;

*    Conditions or trends in the broadband access services industry;

* Changes in the economic performance and/or market valuations of Internet, online service or broadband access service industries;

* Changes in the economic performance and/or market valuations of other Internet, online service or broadband access service companies;

* Our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

* Adoption of industry standards and the inclusion of or compatibility of our technology with such standards;

*    Adverse or unfavorable publicity regarding us or our products;

*    Additions or departures of key personnel;

*    Sales of common stock; and

*    Other events or factors that may be beyond our control.

     In addition, the stock markets in general, and the Nasdaq National Market and the market for broadband access services and technology companies in particular, have experienced extreme price and volume volatility and a significant cumulative decline in recent months. This volatility and decline has affected many companies irrespective of or disproportionately to the operating performance of these companies. Our stock price has declined significantly in recent weeks and these broad market and industry factors may materially adversely further affect the market price of our common stock, regardless of our actual operating performance.

     On April 13, 2000, a lawsuit against us and certain of our officers and directors, entitled Birnbaum v. Terayon Comm. Systems, Inc., was filed in the United States District Court for the Central District of California. The plaintiff purports to be suing on behalf of a class of stockholders who purchased or committed to purchase our securities during the period from February 2, 2000 to April 11, 2000. The complaint alleges that the defendants violated the federal securities laws by issuing materially false and misleading statements and failing to disclose material information regarding our technology. Several other lawsuits similar to the Birnbaum suit have since been filed. The lawsuits seek an unspecified amount of damages, in addition to other forms of relief. We consider the lawsuits to be without merit and we intend to defend vigorously against these allegations.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business and we do not anticipate paying cash dividends for the foreseeable future.

                      WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     . Annual Report on Form 10-K for the year ended December 31, 1999, as amended on Form 10-K/A filed on April 28, 2000;
     .  Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
     . Current Report on Form 8-K, filed May 3, 2000, amended on Form 8-K/A filed on May 8, 2000 and amended on Form 8-K/A filed on ____________, 2000; and
     . The description of the common stock contained in our Registration Statement on Form 8-A, as filed on July 20, 1998 with the SEC.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                     Terayon Communication Systems, Inc.
                     2952 Bunker Hill Lane
                     Santa Clara, CA 95054
                     (408) 727-4400

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                             SELLING STOCKHOLDERS

     In the four stock acquisition transactions that we consummated in April 2000, we issued to all of the selling stockholders shares of our common stock, and we agreed to register all of those shares for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of the date the shares of common stock offered under this prospectus have been sold to the public and the date one year from the date of effectiveness of this prospectus. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of May 8, 2000, by each of the selling stockholders.

     The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of May 8, 2000, adjusted as required by rules promulgated by the SEC.

                                                                       Number of           Shares Being       Shares Held in
Selling Stockholder                                                     Shares               Offered              Escrow
-----------------------------------------------------------------    -----------          -------------      ----------------
IES Electronics Industries Ltd.                                          430,198              430,198              53,814
Schmuel Arditi Assets Ltd.                                                63,980               63,980               8,000
Mrs. Sarah Shalev                                                         10,014               10,014               1,256
Mr. Moshe H. Ne'eman                                                       3,220                3,220                 402
Mr. Chen Agam                                                              1,068                1,068                 140
Ascend Technology Ventures L.P.                                          180,854              180,854              22,618
Ascend Partners L.P.                                                         230                  230                  28
George Needham                                                                76                   76                   8
Frank Quatrone                                                                60                   60                   8
Sun America Investment Inc.                                                3,054                3,054                 382
ATV Nominee Trust                                                            152                  152                  20
Needham Company Inc.                                                         152                  152                  20
J.R. Fennel L.P.                                                           1,224                1,224                 152
Yuri Shtivelman                                                               30                   30                   4
Ray Stata                                                                  1,558                1,558                 194
Addison Ventures L.P.                                                        152                  152                  20
BP-5 L.L.C.                                                                1,526                1,526                 192
Franco Tosi Finance S.A.                                                     152                  152                  20
The Technology and Growth Fund Limited Partnership                        17,278               17,278               2,154
IES Electronics Advanced Investments (1997) Ltd.                          71,800               71,800               8,974
M.T. Gibor Assets Ltd.                                                     3,376                3,376                 418
Ophir Holdings Ltd.                                                      268,424              268,424              33,574
Mrs. Revital Ben-Artzi                                                     1,382                1,382                 170
C.T.P. Systems Ltd.                                                       78,436               78,436               9,812

                                                                       Number of           Shares Being       Shares Held in
Selling Stockholder                                                     Shares               Offered              Escrow
-----------------------------------------------------------------    -----------          -------------      ----------------
Feuchtwanger Energy Ventures L.P.                                         66,372               66,372               8,308
The Technology and Growth Fund for the Middle East L.P.                   25,906               25,906               3,240
Mr. Raul Asia                                                              8,530                8,530               1,070
Kost, Levary & Forer Trust Company (1992) Ltd., as
 trustee for ComBox's Employees' Vested Options                          138,840              138,840
Kost, Levary & Forer Trust Company (1992) Ltd. Employees'
 Additional Shares                                                        14,112               14,112

* 77,499 shares of common stock held in escrow are being held in the name of Mr. Robert Levy, as Seller's Representative.

                             PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon receiving notice from a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     . on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

     .  in the over-the-counter market,

     .  in private transactions,

     .  through options,

     .  by pledge to secure debts and other obligations or

     .  a combination of any of the above transactions.


     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration, estimated at approximately $101,134, will be paid by us. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

                                 LEGAL MATTERS

     For the purpose of this offering, Cooley Godward llp, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus.

                                    EXPERTS

     The financial statements for the years ended December 31, 1997, December 31, 1998 and December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


    We have not authorized any dealer, sales person or
    other person to give any information or to make any
    representations other than those contained in this
    prospectus or any prospectus supplement. You must not
    rely on any unauthorized information.  This
    prospectus is not an offer of these securities in any
    state where an offer is not permitted.  The
    information in this prospectus is current as of
    ________, 2000. You should not assume that this                              1,547,770 SHARES
    prospectus is accurate as of any other date.
                                                                                 COMMON STOCK


                                                                                 PROSPECTUS



                                                                     TERAYON COMMUNICATION SYSTEMS, INC.

                                                                                 ________, 2000



    TABLE OF CONTENTS                                                PAGE
    Prospectus Summary..............................................    1
    Forward-Looking Statements......................................    1
    Risk Factors....................................................    4
    Use of Proceeds..................................................  18
    Dividend Policy..................................................  18
    Where You Can Find More Information..............................  18
    Selling Stockholders.............................................  19
    Plan of Distribution.............................................  21
    Legal Matters....................................................  22
    Experts..........................................................  22


                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

    The following table sets forth the costs and expenses, all of which will be paid by us, in connection with the distribution of our common stock being registered. All amounts are estimated, except the SEC registration fee:

      SEC registration fee.............................   $ 51,134
      Accounting fees..................................     10,000
      Legal fees and expenses..........................     15,000
      Miscellaneous....................................      5,000
      Printing and engraving...........................     20,000
      Total............................................   $101,134
                                                          ========

Item 15.  Indemnification of Officers and Directors.

    As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions),
(iv) the rights conferred in our Bylaws are not exclusive, (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and (vi) we may not retroactively amend the Bylaws provisions relating to indemnity.

    We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16.  Exhibits and Financial Statement Schedules.

    Exhibit
    Number    Description of Document
    5.1       Form of Opinion of Cooley Godward LLP.
  *23.1       Consent of Ernst & Young LLP, Independent Auditors.
  *23.2       Consent of Pricewaterhouse Coopers LLP, Independent Accountants.
  *23.3       Consent of Kost Forer & Gabbay (a member of Ernst & Young
              International), Independent Auditors.
   23.4       Consent of Cooley Godward LLP (reference is made to Exhibit 5.1)
   24.1       Power of Attorney. Reference is made to the signature page.

      * To be filed by amendment.

Item 17.  Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the ___ day of May, 2000.

                                    TERAYON COMMUNICATION SYSTEMS, INC.

                                    By:__________________________
                                         Zaki Rakib
                                         Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Zaki Rakib and Ray M. Fritz, or either of them, each with the power of substitution, his attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                Signature                                         Title                                     Date
-----------------------------------------   -------------------------------------------------   ----------------------------
________________________________________    Chief Executive Officer and Director                      May _____, 2000
         Dr. Zaki Rakib                     (Principal Executive Officer)

________________________________________    Chief Financial Officer (Principal Financial and          May _____, 2000
          Ray M. Fritz                       Accounting Officer)

________________________________________    President and Chairman of the Board of Directors          May _____, 2000
         Shlomo Rakib
________________________________________    Director                                                  May _____, 2000
       Michael D'Avella
________________________________________    Director                                                  May _____, 2000
        Alek Krstajic
________________________________________    Director                                                  May _____, 2000
     Christopher J. Schaepe
________________________________________    Director                                                  May _____, 2000
        Lewis Solomon
________________________________________    Director                                                  May _____, 2000
         Mark Stevens

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                                (May 25, 2000)

                      TERAYON COMMUNICATION SYSTEMS, INC.

                                377,380 Shares

                                 Common Stock

The Selling Stockholders:      The selling stockholders identified in this
                               prospectus are selling 377,380 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Offering Price:                The selling stockholders may sell the shares of
                               common stock described in this prospectus in a number of different ways and at varying prices.
                               We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 25.

Trading Market:                Our common stock is listed on the Nasdaq National
                               Market under the symbol "TERN." On May 23, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $44.75.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

    The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is ______________, 2000

    Terayon, TeraComm, TeraLink, TeraPro, TeraView, CherryPicker and the Terayon logo are our trademarks. This prospectus also includes trade dress, trade names and trademarks of other companies. Our use or display of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with the trademark or trade dress owners.

                      Internet Telecom Tranche Page

                             SELLING STOCKHOLDERS

    In the four stock acquisition transaction that we consummated in April 2000, we issued to all of the selling stockholders shares of our common stock, and we agreed to register all of the shares for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of the date the shares of common stock offered under this prospectus have been sold to the public and the date eighteen months from the date of
effectiveness of this prospectus.   Our registration of the shares of common
stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

    The following table sets forth certain information regarding the beneficial ownership of the common stock, as of May 8, 2000 by each of the selling stockholders.

    The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

    Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of May 8, 2000, adjusted as required by rules promulgated by the SEC.

                                                                Number of                Shares Being      Shares Held in
Selling Stockholder                                              Shares                    Offered           in Escrow
---------------------------------------------------------  ----------------------      ----------------   -----------------
Internet Telecom Ltd.                                                    345,446              345,446              25,490
Igor Metrik                                                                  744                  744
Daniel Razansky                                                              244                  244
Grigory Pasker                                                                14                   14
Vladimir Sankin                                                               16                   16
Michael Fishgang                                                              16                   16
Anton Yudkevitch                                                              16                   16
Evgeny Ostrovsky                                                              16                   16
Leonid Klebanov                                                               16                   16
Igor Baevsky                                                                  16                   16
Dmitry Goroshevsky                                                         1,902                1,902
Vladimir Ivanov                                                              970                  970
Oleg Semenov                                                                 970                  970
Helen Reizentoul                                                             324                  324
Valery Gerasimov                                                              80                   80
Yuli Goryavsky                                                                60                   60
Yuri Gavrilenko                                                               80                   80
Sergey Frolov                                                                 80                   80
Vladislav Bogushevitz                                                         80                   80
Ilya Pozdnov                                                                  80                   80
Igor Moroz                                                                    80                   80
Michael Kazatchansky                                                          80                   80
Sergey Astahov                                                                46                   46
Alexander Krivtzov                                                            46                   46
Maxim Generalov                                                               46                   46
Dmitry Vaneev                                                                 46                   46
Dmitry Pavlov                                                                 46                   46
Nikita Barkovsky                                                              46                   46
Yuri Briantzev                                                                16                   16
Yuri Lozovoy                                                                  38                   38
Pavel Smirnov                                                                 14                   14
Dmitry Naumov                                                                 46                   46
Yuri Nazarov                                                                  16                   16
Viacheslav Diachenko                                                          26                   26
Alexey Ozerov                                                                 16                   16
Alexander Ivanov                                                              16                   16
Vadim Obedeiko                                                                16                   16
Natalia Krukova                                                               16                   16
Denis Vinogradov                                                              16                   16
Andrey Studnev                                                                16                   16
Anton Bobkov                                                                  16                   16
Victor Kolesnikov                                                             16                   16

                         Internet Telecom Tranche Page

   We have not authorized any dealer, sales person or
   other person to give any information or to make
   any representations other than those contained in
   this prospectus or any prospectus supplement. You
   must not rely on any unauthorized information.
   This prospectus is not an offer of these
   securities in any state where an offer is not
   permitted.  The information in this prospectus is
   current as of __________, 2000. You should not                              377,380 SHARES
   assume that this prospectus is accurate as of any
   other date.                                                                  COMMON STOCK


                                                                                 PROSPECTUS

                                                                     TERAYON COMMUNICATION SYSTEMS, INC.

                                                                                ___________, 2000

TABLE OF CONTENTS                                  PAGE

Prospectus Summary................................    1
Forward-Looking Statements........................    1
Risk Factors......................................    4
Use of Proceeds...................................   18
Dividend Policy...................................   18
Where You Can Find More Information...............   18
Selling Stockholders..............................   19
Plan of Distribution..............................   21
Legal Matters.....................................   22
Experts...........................................   22


                         Internet Telecom Tranche Page

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                                (May 25, 2000)

                      TERAYON COMMUNICATION SYSTEMS, INC.

                               1,404,552 Shares

                                 Common Stock

The Selling Stockholder:     The selling stockholder identified in this
                             prospectus is selling 1,404,552 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

Offering Price:              The selling stockholder may sell the shares of
                             common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how it may sell its shares in the section titled "Plan of Distribution" on page 24.

Trading Market:              Our common stock is listed on the Nasdaq National
                             Market under the symbol "TERN." On May 23, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $44.75.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

    The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is ______________, 2000

    Terayon, TeraComm, TeraLink, TeraPro, TeraView, CherryPicker and the Terayon logo are our trademarks. This prospectus also includes trade dress, trade names and trademarks of other companies. Our use or display of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with the trademark or trade dress owners.


                               Tyco Tranche Page

                              SELLING STOCKHOLDER

    The selling stockholder acquired the shares being offered in consideration for the sale to us of certain assets and liabilities of its Access Network Electronics division in April 2000. We agreed to register the shares for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of the date the shares of common stock offered under this prospectus have been sold to the public, the date one year from the date of effectiveness of this prospectus and the date when all shares of common stock offered under this prospectus may be sold in any three month
period under Rule 144.   Our registration of the shares of common stock does not
necessarily mean that the selling stockholder will sell all or any of the shares.

    The following table sets forth certain information regarding the beneficial ownership of the common stock, as of May 8, 2000 by the selling stockholder.

    The information provided in the table below with respect to the selling stockholder has been obtained from the selling stockholder. Except for the transaction mentioned above, the selling stockholder does not have and within the past three years has not had any position, office or other material relationship with us. Because the selling stockholder may sell all or some portion of the shares of common stock beneficially owned by it, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholder after this offering. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act of 1933.

    Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. The selling stockholder listed below possesses sole voting and investment power with respect to shares. Percentage ownership is based on outstanding shares of our common stock as of May 8, 2000.

                                                                 Number of              Percentage           Shares Being
Selling Stockholder                                               Shares                  Owned                Offered
---------------------------------------------------         -------------------    -------------------   -------------------
Tyco Electronics Corporation                                     1,404,552                  2%                 1,404,552



                               Tyco Tranche Page

   We have not authorized any dealer, sales person or
   other person to give any information or to make
   any representations other than those contained in
   this prospectus or any prospectus supplement. You
   must not rely on any unauthorized information.
   This prospectus is not an offer of these
   securities in any state where an offer is not
   permitted.  The information in this prospectus is
   current as of __________, 2000. You should not                             1,404,552 SHARES
   assume that this prospectus is accurate as of any
   other date.                                                                  COMMON STOCK


                                                                                 PROSPECTUS



                                                                     TERAYON COMMUNICATION SYSTEMS, INC.

                                                                              ___________, 2000





TABLE OF CONTENTS                                       PAGE

Prospectus Summary.....................................    1
Forward-Looking Statements.............................    1
Risk Factors...........................................    4
Use of Proceeds........................................   18
Dividend Policy........................................   18
Where You Can Find More Information.....................  18
Selling Stockholders....................................  19
Plan of Distribution....................................  20
Legal Matters...........................................  21
Experts.................................................  21

                               Tyco Tranche Page

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                                (May 25, 2000)

                      TERAYON COMMUNICATION SYSTEMS, INC.

                                536,766 Shares

                                 Common Stock

The Selling Stockholders:    The selling stockholders identified in this
                             prospectus are selling 536,766 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

Offering Price:              The selling stockholders may sell the shares of
                             common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 25.

Trading Market:              Our common stock is listed on the Nasdaq National
                             Market under the symbol "TERN." On May 23, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $44.75.

Risks: Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

    The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is ______________, 2000

    Terayon, TeraComm, TeraLink, TeraPro, TeraView, CherryPicker and the Terayon logo are our trademarks. This prospectus also includes trade dress, trade names and trademarks of other companies. Our use or display of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with the trademark or trade dress owners.


                             Ultracom Tranche Page

                             SELLING STOCKHOLDERS

    In the four stock acquisition transactions that we consummated in April 2000, we issued to all of the selling stockholders shares of our common stock, and we agreed to register all of the shares for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of the date the shares of common stock offered under this prospectus have been sold to the public and the date one year from the date of effectiveness of this prospectus. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

    The following table sets forth certain information regarding the beneficial ownership of the common stock, as of May 8, 2000 by each of the selling stockholders.

    The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

    Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of May 8, 2000, adjusted as required by rules promulgated by the SEC.

                                                                   Number of            Shares Being       Shares Held in
Selling Stockholder                                                 Shares                 Offered             Escrow
----------------------------------------------------------   ----------------------    ---------------   -------------------
Moshe Shahaf                                                               6                    6                   0
Orckit Communications Ltd.                                            31,408               31,408               3,206
Investec Clali Trust Company Ltd. (Ziv)                                  154                  154                  16
Investec Clali Trust Company Ltd. (Katz)                                   8                    8                   0
Howard Strachman                                                       8,908                8,908                 910
Jerusalem Pacific Ventures LP                                         30,488               30,488               3,112
Mofet Israel Technology Fund Ltd.                                     11,594               11,594               1,184
SVE Star Ventures Enterprises No. III GbR                             11,220               11,220               1,146
SVE Star Ventures Enterprises No. IIIA                                   938                  938                  96
SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co.               4,936                4,936                 504
Betielgungs KG
SVM Star Ventures Enterprises No. V                                   38,330               38,330               3,912
Star Management of Investments (1993) LP                               6,774                6,774                 688
Gilde IV Fund B.V.                                                    20,580               20,580               2,100
One Liberty Fund III L.P.                                                126                  126                  12
Unicycle Trading Co.                                                   2,484                2,484                 254
Innovacom 2                                                            8,282                8,282                 846
Jerusalem Venture Partners L.P.                                      179,414              179,414              18,312
Jerusalem Venture Partners (Israel) L.P.                              17,358               17,358               1,772
Gemini Israel II LP                                                   56,786               56,786               5,796
Gemini Israel II Parallel Fund LP                                     44,554               44,554               4,548
Advent PGGM Gemini LP                                                  7,238                7,238                 740



                             Ultracom Tranche Page

                                                                   Number of            Shares Being       Shares Held in
Selling Stockholder                                                 Shares                 Offered             Escrow
----------------------------------------------------------   ----------------------    ---------------   -------------------
Gemini Partner Investors LP                                              912                  912                  94
Digital Media & Communications L.P.                                    5,798                5,798                 592
Advent International Corporation                                       2,484                2,484                 254
Investec Clali Trust Company Ltd. (as trustee for the                 46,018               46,018
 employees)

                             Ultracom Tranche Page

    We have not authorized any dealer, sales person or
    other person to give any information or to make
    any representations other than those contained in
    this prospectus or any prospectus supplement. You
    must not rely on any unauthorized information.
    This prospectus is not an offer of these
    securities in any state where an offer is not
    permitted.  The information in this prospectus is
    current as of __________, 2000. You should not                             536,766 SHARES
    assume that this prospectus is accurate as of any
    other date.                                                                 COMMON STOCK


                                                                                  PROSPECTUS



                                                                     TERAYON COMMUNICATION SYSTEMS, INC.

                                                                                 ___________, 2000




TABLE OF CONTENTS                                 PAGE

Prospectus Summary...............................    1
Forward-Looking Statements.......................    1
Risk Factors.....................................    4
Use of Proceeds..................................   18
Dividend Policy..................................   18
Where You Can Find More Information..............   18
Selling Stockholders.............................   19
Plan of Distribution.............................   21
Legal Matters....................................   22
Experts..........................................   22


                             Ultracom Tranche Page

                                 EXHIBIT INDEX

   Exhibit Number                  Description of Document

    5.1       Form of Opinion of Cooley Godward LLP.

  *23.1       Consent of Ernst & Young, Independent Auditors.

  *23.2       Consent of Pricewaterhouse Coopers LLP, Independent Accountants.

  *23.3 Consent of Kost Forer & Gabbay (a member of Ernst & Young International), Independent Auditors.

   23.4       Consent of Cooley Godward LLP (reference is made to Exhibit 5.1).

   24.1       Power of Attorney. Reference is made to the signature page.

     * To be filed by amendment.